EXHIBIT 99.2

MANAGEMENT’S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Claude Resources Inc. are the responsibility of Management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by Management in conformity with Canadian generally accepted accounting principles. The consolidated financial statements include amounts that are based on estimates and judgments. Financial information used elsewhere in the annual report is consistent with that in the financial statements.

The Management of the Company, in furtherance of the integrity and objectivity of data in the financial statements, has developed and maintains a system of internal accounting controls. These internal accounting controls provide reasonable assurance that financial records are reliable, form a proper basis for preparation of financial statements and that assets are properly accounted for and safeguarded. The internal accounting control process includes Management’s communication to employees of policies which govern ethical business conduct. Based on its evaluation, Management concluded that the internal control over financial reporting was effective as of the end of the period covered by its annual report.

The Board of Directors carries out its responsibility for the consolidated financial statements in this annual report principally through its audit committee, consisting of independent directors. The audit committee reviews the Company’s annual consolidated financial statements and recommends their approval to the Board of Directors. The shareholders’ auditors have full access to the audit committee, with and without Management being present.

These consolidated financial statements have been examined by the shareholders’ auditors, KPMG LLP, Chartered Accountants, in accordance with Canadian generally accepted auditing standards and PCAOB.

Neil McMillan	Rick Johnson, CA
President & Chief Executive Officer	Vice President Finance & Chief Financial Officer
Saskatoon, Canada
March 27, 2009

Auditors’ Report

To the Shareholders of Claude Resources Inc.

We have audited the consolidated balance sheets of Claude Resources Inc. as at December 31, 2008 and 2007 and the consolidated statements of earnings (loss), comprehensive income (loss), shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Saskatoon, Canada
March 27, 2009

Consolidated Balance Sheets

DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2008	2007
Assets
Current assets:
Cash and cash equivalents	$8,390	$2,628
Accounts receivable	275	2,350
Interest receivable on restricted promissory notes	4,830	3,294
Inventories and stockpiled ore (Note 4)	10,028	7,504
Shrinkage stope platform costs (Note 5)	12,091	10,872
Prepaids	193	381
Assets held for sale (Note 7)	912	1,267
	36,719	28,296

Mineral properties (Note 6)	89,038	76,904
Assets held for sale (Note 7)	4,857	9,211
Investments (Note 8)	607	1,140
Deposits for reclamation costs (Note 14)	2,277	2,277
Restricted promissory notes (Note 9)	81,938	81,606
	$215,436	$199,434

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$5,794	$4,146
Interest payable on royalty obligations	4,709	3,205
Demand loans (Note 10)	3,969	6,015
Liabilities related to assets held for sale (Note 7)	732	1,185
Other liabilities (Note 12)	2,307	1,887
	17,511	16,438

Obligations under capital lease (Note 13)	1,614	1,612
Debenture (Note 11)	16,575	-
Royalty obligations (Note 9)	83,130	82,779
Deferred revenue (Note 9)	6,434	7,291
Liabilities related to assets held for sale (Note 7)	342	641
Asset retirement obligations (Note 14)	2,758	2,566
	128,364	111,327

Shareholders’ equity:
Share capital (Note 15)	83,960	85,591
Contributed surplus	1,748	1,308
Retained earnings	1,896	1,513
Accumulated other comprehensive loss	(532)	(305)
	87,072	88,107

Subsequent Event (Note 22)
	$215,436	$199,434

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Josef Spross	Ronald J. Hicks, CA
Chairman	Chairman, Audit Committee

Consolidated Statements of Earnings (Loss)
YEARS ENDED DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)
	2008	2007

Revenue	$40,999	$29,922

Expenses:
Operating expenses	32,166	25,311
Depreciation, depletion, and accretion	12,524	8,308
General and administrative	4,657	4,167
Interest and other (Note 16)	1,325	(113)
Loss (gain) on sale of assets	(166)	12
Write-down of exploration properties	862	583
	51,368	38,268

Loss from continuing operations before income taxes	(10,369)	(8,346)
Income taxes (Note 17)	2,240	1,705

Loss from continuing operations	(8,129)	(6,641)

Earnings (loss) from operations held for sale (Note 7)	8,512	(326)
Net earnings (loss)	$383	$(6,967)

Net earnings (loss) per share (Note 18)
Basic and diluted
From continuing operations	$(0.08)	$(0.08)
Net earnings (loss)	$0.00	$(0.08)

Weighted average number of common shares outstanding (000’s) (Note 18)

Basic	97,100	88,296
Diluted	97,301	88,296

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)
YEARS ENDED DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2008	2007

Net earnings (loss)	$383	$(6,967)

Other comprehensive income (loss)
Unrealized loss on available-for-sale securities	(227)	(768)

Total comprehensive income (loss)	$156	$(7,735)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity
YEARS ENDED DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)
	2008	2007

Share Capital (Note 15)
Balance, beginning of year	$85,591	$56,036
Common shares issued for cash	-	27,957
Warrants exercised	-	2,799
Flow-through renunciation	(2,240)	(1,705)
Fair value of warrants issued	550	-
Options exercised	-	294
Other	59	210
Balance, end of year	$83,960	$85,591

Contributed Surplus
Balance, beginning of year	$1,308	$1,062
Stock-based compensation	449	592
Options exercised	-	(278)
Other	(9)	(68)
Balance, end of year	$1,748	$1,308

Retained Earnings
Balance, beginning of year	$1,513	$8,480
Net earnings (loss)	383	(6,967)
Balance, end of year	$1,896	$1,513

Accumulated other comprehensive (loss)
Balance, beginning of year	$(305)	$-
Transition adjustment (Note 8)	-	463
Other comprehensive loss	(227)	(768)
Balance, end of year(1)	$(532)	$(305)

Total retained earnings and accumulated other comprehensive loss	$1,364	$1,208

Shareholders’ equity, end of year	$87,072	$88,107
(1) Accumulated other comprehensive loss is comprised of unrealized losses on available-for-sale securities (Note 8).

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
YEARS ENDED DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)
	2008	2007
Cash provided from (used in):

Operations:
Loss from continuing operations	$(8,129)	$(6,641)
Non-cash items:
Depreciation, depletion and accretion	12,524	8,308
Stock-based compensation	449	592
Write-down of exploration properties	862	583
Loss (gain) on sale of assets	(166)	12
Interest and other	(816)	(527)
Income taxes	(2,240)	(1,705)
Net changes in non-cash operating working capital:
Accounts receivable	539	(4,873)
Inventories and stockpiled ore	(2,524)	(1,216)
Shrinkage stope platform costs	(1,219)	(885)
Prepaids	188	(266)
Accounts payable and accrued liabilities	3,152	1,463
Cash provided by (used in) continuing operations	2,620	(5,155)
Cash provided by operations held for sale (Note 7)	2,336	901
	4,956	(4,254)

Investing:
Mineral properties	(25,328)	(32,133)
Assets held for sale	(1,097)	(846)
Proceeds on disposition of assets held for sale	11,230	-
Restricted promissory notes	(332)	(25,624)
Investments	473	(30)
Increase in reclamation deposits	-	(97)
Cash used in investing	(15,054)	(58,730)

Financing:
Issue of common shares, net of issue costs	50	30,914
Debenture proceeds, net of issue costs	16,972	-
Royalty obligations	351	26,283
Deferred revenue	-	3,331
Demand loan repayments	(2,046)	(1,985)
Obligations under capital lease:
Proceeds	2,071	2,514
Repayments	(1,538)	(776)
Cash provided from financing activities	15,860	60,281
Increase (decrease) in cash and cash equivalents	5,762	(2,703)
Cash and cash equivalents, beginning of year	2,628	5,331
Cash and cash equivalents, end of year	$8,390	$2,628

	2008	2007
Cash and cash equivalents comprised of:
Cash	$9,963	$-
Less outstanding cheques	(1,573)	(2,372)
Term deposits	-	5,000
	$8,390	$2,628

	2008	2007
Supplemental cash flow disclosure:
Interest paid	$1,997	$702

See accompanying notes to consolidated financial statements.

1. Description of Operations:

GOLD

Claude Resources Inc. (“Claude” or the “Company”) is engaged in the production of gold at its 100 percent owned  Seabee operation located 125 kilometres northeast of La Ronge, Saskatchewan. Mining of the ore reserves at Seabee commenced in 1991.  The Company also owns 100% of the Madsen Mine, an advanced exploration property, located in Red Lake, Ontario.

OIL & NATURAL GAS

The Company has interests in oil and natural gas properties located in Alberta and Saskatchewan.

During the third quarter of 2008, the Company adopted a formal plan to dispose of its oil & natural gas properties.  The related assets and liabilities of the remaining oil & natural gas properties have been reported as Assets held for sale and Liabilities related to assets held for sale in separate captions in the consolidated balance sheets and the related results of operations have been presented as operations held for sale in the consolidated statements of income and cash flows for all periods presented.  Additional disclosure regarding these assets held for sale is outlined in Note 7.

2. Significant Accounting Policies:

The consolidated financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles. Generally accepted accounting principles require that Management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year.  The most significant estimates are related to the lives and recoverability of mineral properties, recoverability of inventory and shrinkage stope platform costs, provisions for decommissioning and reclamation of assets and financial instruments and mineral reserves.  Actual results could differ from these estimates.

This summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these consolidated financial statements and is presented to assist the reader in interpreting the statements contained herein.

CONSOLIDATION PRINCIPLES

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.   The accounts include the Company’s proportionate share of joint operations.

CASH

Cash and cash equivalents include cash and short-term investments which, on acquisition, have an initial term to maturity of three months or less.

INVESTMENTS

Investments are classified as available-for-sale securities and measured at fair value.  Unrealized gains or losses from revaluations of the securities are included in other comprehensive income.  If available-for-sale securities are disposed of, or there is an impairment in value that is other than a temporary decline, these amounts are transferred from other comprehensive income (loss) to net earnings (loss).

INVENTORIES AND STOCKPILED ORE

Gold inventory, which includes gold bullion, gold contained in the milling circuit and in stockpiled ore on surface, is valued at the lower of cost and net realizable value. Costs include labour, equipment costs and operating overhead. Material and supplies inventory is valued at the lower of cost and net realizable value.

SHRINKAGE STOPE PLATFORM COSTS

The Company utilizes the shrinkage stope and long-hole mining methods to mine its ore body at the Seabee mine. Under these methods, ore used as a working platform to access and mine further ore is valued at the lower of cost and net realizable value. Costs include labour, equipment costs and operating overhead. This broken ore is reclassified to inventory once transported to surface.

MINERAL PROPERTIES

The Company holds various positions in mining interests, including exploration rights, mineral claims, mining leases, unpatented mining leases and options to acquire mining claims or leases. All of these positions are classified as mineral properties for financial statement purposes.

All costs related to the acquisition, exploration and development of mineral properties and the development of milling assets are capitalized on a property by property basis. Development costs on producing properties include only expenditures incurred to develop reserves or for delineation of existing reserves. Interest on debt directly related to the acquisition and development of mineral properties is capitalized until commencement of commercial production. Expenditures for maintenance and repairs are charged to operating expenses as incurred.

Upon commencement of commercial production, the costs of each property are amortized against future income using the unit of production method over estimated recoverable ore reserves. Estimated recoverable ore reserves include proven and probable mineral reserves. Costs which are not considered economically recoverable through mining operations or through sale of reserves, or are related to properties which are allowed to lapse, are expensed. Mining equipment is depreciated over its estimated useful life of three years on a straight-line basis.

The carrying value of mineral properties is reviewed regularly utilizing a two part test and, where necessary, is written down to the estimated fair value.  Estimated future net cash flow, on an undiscounted basis, is calculated for the property using:  estimated recoverable reserves and resources; estimated future metal price realization (considering historical and current prices, price trends and related factors); and, estimated operating and capital cash flows.  An impairment loss is recognized when the carrying value of an asset exceeds the sum of undiscounted future net cash flows.  An impairment loss is measured at the amount by which the asset’s carrying amount exceeds its fair value.  Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered. If the carrying values exceed estimated recoverable values, then the costs are written-down to fair values. It is possible that changes could occur that may affect the recoverability of the carrying value of mineral properties.

OIL & NATURAL GAS PROPERTIES

The Company is engaged in oil & natural gas exploration and production in Canada and substantially all of these activities are conducted with others. The accounts reflect only the Company’s proportionate interest in such activities.

The Company follows the full-cost method of accounting whereby all costs relating to the exploration for and development of oil & natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical expenses, engineering fees, related direct administrative costs, costs of drilling both productive and non-productive wells including production equipment, the fair value of retirement obligations and the cost of constructing processing facilities. Also capitalized are identifiable carrying charges on undeveloped properties. Proceeds received from disposal of property interests are credited against accumulated costs except when the disposition results in a significant change in the depletion rate, in which case a gain or loss on disposal is recognized.  Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered.  If the carrying values exceed estimated recoverable values, then the costs are written-down to fair values.Expenditures for maintenance and repairs are charged to operating expenses as incurred.

The costs related to petroleum and natural gas properties are depleted on the unit of production method based on the estimated proved reserves as determined by independent consultants, before deduction of royalties and after conversion to units of common measure based on relative energy content.

The carrying values of the Company’s oil & natural gas properties are compared annually to an estimate of undiscounted future net cash flow from the production of proved reserves, based on estimated future prices. If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying amount of the oil & natural gas properties to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves. Any excess carrying value above the net present value of the future cash flows would be recorded as a permanent impairment and charged to earnings.

DEBENTURE

The Company’s debenture is a compound financial instrument, as it contains components that are both debt and equity.  The debt and equity components are presented separately on the Company’s Balance Sheet.  Transaction costs incurred with the completion of this debenture have been netted against proceeds received.  The liability portion of the Debenture is classified as another financial liability and is carried for at amortized cost using the effective interest basis.

ASSET RETIREMENT OBLIGATIONS

The fair value of the liability for the Company’s asset retirement obligations is recorded in the period in which it is incurred, discounted to its present value using the Company’s credit adjusted risk-free interest rate and the corresponding amount is recognized by increasing the carrying amount of the related long-lived asset. The liability is accreted each period, and the capitalized cost is depreciated over the useful life of the related asset.

ENVIRONMENTAL COSTS

Costs related to ongoing environmental programs are charged against earnings as incurred.

REVENUE RECOGNITION

Revenue from gold sales are recognized when the rights and obligations of ownership pass to the buyer. Settlement adjustments arising from final determination of metal weights and assays are reflected in sales when determined. Revenue associated with the sale of oil, natural gas liquids and natural gas represents the Company’s share of the sale  value of production.

OTHER FINANCIAL INSTRUMENTS

In addition to those financial assets and liabilities disclosed above, the following financial instruments has been reclassified as follows:

Accounts receivable and Restricted promissory notes relating to the Red Mile Resources Limited Partnership are classified as loans and receivables and are accounted for at amortized cost.
Deposits for reclamation costs, designated as held to maturity, consist of investment certificates held as security for reclamation requirements and are carried at amortized cost.

Derivative financial instruments, which include foreign exchange and gold derivative contracts, are not designated as hedges.  These instruments are recorded using the mark-to-market method of accounting whereby instruments are recorded in the consolidated balance sheets as either an asset or liability with changes in fair value recognized in net earnings.

FOREIGN CURRENCY TRANSLATION

Revenue and expense transactions denominated in foreign currencies are translated in Canadian dollars at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the rate of exchange in effect at the balance sheet date. Exchange gains and losses on these transactions are included in earnings.

INCOME TAXES

Future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax basis. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is recognized in earnings in the period which includes the enactment or substantive enactment date.  Future income tax assets are recorded in the financial statements if realization is considered more likely than not.  The valuation of future income taxes is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated recoverable amount.

FLOW-THROUGH SHARES

The Company finances a portion of its exploration activities through the issue of flow-through shares. The Company records the tax cost of expenditures renounced to subscribers on the date the deductions are renounced to the subscribers. Share capital is reduced and future income tax liabilities are increased by the tax cost of expenditures renounced to the subscribers, the Company has unrecorded tax benefits on loss carryforwards and tax pools in excess of book values available for deduction against which a valuation allowance has been provided.  In these circumstances, the future tax liability reduces the valuation allowance and this reduction is recognized in earnings.

PER SHARE AMOUNTS

Basic per share amounts are calculated using the weighted average number of shares outstanding during the period. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on exercise of options and warrants would be used by the Company to repurchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

STOCK-BASED COMPENSATION PLANS

The Company has two stock-based compensation plans which are described in Note 15. The Company accounts for all stock option awards using the fair-value method of accounting. Under this method, the Company recognizes a compensation expense for all stock options awarded based on the fair value of the options at the date of the grant, which is determined using an option pricing model. The fair value of the options is expensed over the vesting period with a corresponding amount recorded as contributed surplus. Under the Employee Share Purchase Plan, compensation expense is recognized for the value of the Company's contribution to the plan. Consideration received on the exercise of stock options and the employee share purchase plan is recorded as share capital and the related contributed surplus is transferred to share capital.

3. Accounting Standards:

(a) Changes in Accounting Policies

(i) Inventories

Effective January 1, 2008, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3031, Inventories, which supersedes CICA Handbook Section 3030 and converges with the related International Financial Reporting Standards (“IFRS”).

The standard introduces significant changes to the measurement and disclosure of inventory.  The measurement changes include the elimination of the last in first out method (LIFO), the requirement to measure inventories at the lower of cost and net realizable value, the allocation of overhead based on normal capacity, the use of the specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous writedowns to net realizable value when there is a subsequent increase in the value of inventories.  Disclosures of inventories have also been enhanced.  Inventory policies, carrying amounts, amounts recognized as an expense, writedowns and the reversals of writedowns are required to be disclosed.

The effects of the adjustment were not material to the consolidated financial statements of the Company.

(ii) Financial Instruments - Disclosure and Presentation

Effective January 1, 2008, the Company adopted CICA Handbook Section 3862, Financial Instruments - Disclosures and CICA Handbook Section 3863, Financial Instruments - Presentation.  These sections replace CICA Handbook Section 3861, Financial Instruments - Disclosures and Presentation, and enhance the users’ ability to evaluate the significance of financial instruments to an entity, related exposures and the management of these risks.  The additional disclosures required by these new sections are included in Note 19.

(iii) Capital Disclosures

Effective January 1, 2008, the Company adopted CICA Handbook Section 1535, Capital Disclosures.  This section establishes standards for disclosure of both qualitative and quantitative information that enable users to evaluate the Company’s objectives, policies and processes for managing capital.  This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.  The additional disclosure required by this new section is disclosed in Note 20.

(b) Future Changes in Accounting Policy

(i) International Financial Reporting Standards

The Canadian Accounting Standards Board (“AcSB”) has confirmed that Canadian publicly accountable enterprises will be required to adopt IFRS effective January 1, 2011.  An April 2008 exposure draft issued by the CICA, Adopting IFRS in Canada, makes possible the early adoption of IFRS by Canadian entities.

In January 2008, the United States Securities and Exchange Commission (“SEC”) issued a final rule that would allow some foreign private issuers to use IFRS, without reconciliation to United States Generally Accepted Accounting Principles (“GAAP”).  The Company does not plan to adopt IFRS prior to the CICA mandatory deadline of January 1, 2011.

Although IFRS employs a conceptual framework that is similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure.  The Company has undertaken a project to assess the potential impacts of the transition to IFRS and has developed a detailed project plan to ensure compliance with the new standards.

The Company has completed the initial phase of the implementation project including the detailed diagnostic analysis which included a high-level impact assessment to identify key areas that may be impacted by the adoption of IFRS.  This analysis resulted in the prioritization of areas to be evaluated in the next phase of the project plan, component evaluation. This phase, which is currently in progress, includes the analysis of accounting policy alternatives available under IFRS as well as the determination of changes required to existing information systems and business processes.  The Company’s analysis of the areas that may be impacted by the adoption of IFRS has identified a number of differences and is currently assessing the impact on the results of operations, financial position and financial statement disclosures.  In addition, the Company continues to assess the impact of the conversion on internal controls over financial reporting and disclosure controls and procedures.  The Company has and will continue to invest in training and resources throughout the transition period.

(ii) Goodwill and Intangible Assets

Effective January 1, 2009, the Company will adopt CICA Handbook Section 3064, Goodwill and Intangible Assets, which supersedes CICA Handbook Section 3062 (Financial Instruments - Goodwill and Other Intangible Assets) and CICA Handbook Section 3450 (Research and Development Costs) and substantially harmonizes with IFRS.  This standard introduces guidance for the recognition, measurement, presentation and disclosure of goodwill and intangible assets, including internally generated intangible assets.  The changes are effective for interim and annual financial statements beginning on or after October 1, 2009.  Concurrent with the introduction of this standard, the CICA withdrew Emerging Issues Committee (“EIC”) 27 - Revenues and Expenses during the pre-operating period which removes the ability for companies to defer costs and revenues incurred prior to commercial production at new mine operations.  The Company is currently reviewing this new standard in order to determine its impact.

(iii) Consolidated Financial Statements

Effective January 1, 2009, the Company will adopt CICA Handbook Section 1601, Consolidated Financial Statements which supersedes the existing standards.  This section establishes the standards for preparing consolidated financial statements and is effective for periods beginning on or after January 1, 2011.  The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

4. Inventories and Stockpiled Ore:

	2008	2007

Gold in-circuit	$1,471	$1,100
Stockpiled ore	625	562
Materials and supplies	7,932	5,842
	$10,028	$7,504

5. Shrinkage Stope Platform Costs:

	2008	2007

Stope Platform Costs	$12,091	$10,872

This represents ore that is being used either as a working stage within the stope to gain access to further ore or are costs incurred to access ore within the long-hole stope. This ore is expected to be processed in the following 12 months.

6. Mineral Properties:

Details of the Company’s mineral related property, plant and equipment are as follows:

	Cost	Accumulated depreciation, depletion and write-downs	2008 Net	Cost	Accumulated depreciation, depletion and write-downs	2007 Net

Property acquisition and mine development costs	$102,337	$71,229	$31,108	$93,879	$62,907	$30,972
Buildings, plant and equipment	91,308	68,629	22,679	83,975	63,386	20,589
Exploration properties	41,311	6,060	35,251	30,541	5,198	25,343
	$234,956	$145,918	$89,038	$208,395	$131,491	$76,904

Those Debenture interest costs relating to the Madsen project totaling $0.6 million have been capitalized in accordance with the Company’s accounting policy.  Amounts reflected for exploration properties not in commercial production represent costs incurred to date, net of write-downs, and are not intended to reflect present or future values. The recoverability of the costs is dependent upon the discovery of economically recoverable ore reserves, the ability to obtain necessary financing to complete development and the development of future profitable production from the properties or realization of sufficient proceeds from the disposition of the properties based on reserve estimates verified by the Company’s Qualified Person.

Expenditures on exploration properties for the year ended December 31, 2008 and 2007, were comprised largely of drilling and bulk sample costs on the Santoy and Porky properties and drilling costs on the Madsen properties.

7. Assets Held For Sale and Related Operations:

During the third quarter of 2008, the Company adopted a formal plan to dispose of its oil & natural gas properties.  The related assets and liabilities of the remaining oil & natural gas properties have been reported as Assets held for sale and Liabilities related to assets held for sale in separate captions in the consolidated balance sheets and the related results of operations have been presented as operations held for sale in the consolidated statement of income and cash flows for all periods presented.  The Company sold certain of these assets in the last quarter of the year for gross proceeds of $11.2 million, realizing a gain of $6.5 million.

The Assets held for sale and the related liabilities were as follows:

	2008	2007
Assets
Accounts receivable	$770	$1,054
Prepaids	142	213
	912	1,267

Oil & natural gas properties	4,715	9,099
Deposits for reclamation costs (Note 14)	142	112
	4,857	9,211

	$5,769	$10,478

Liabilities
Accounts payable and accrued liabilities	$732	$1,185
Asset retirement obligations (Note 14)	342	641
	$1,074	$1,826

The results of these operations were as follows:

	2008	2007

Revenue	$7,357	$9,029
Less: royalties	(2,782)	(6,003)
Revenue, net of royalties	4,575	3,026

Operating expenses	2,141	2,384
Depreciation, depletion, and accretion	619	968
	2,760	3,352

Earnings (loss) from operations held for sale	1,815	(326)

Other income

Asset retirement obligation change in estimate	232	-
Gain on sale of assets	6,465	-
Net earnings (loss) from operations held for sale	$8,512	$(326)

The cash flows provided by operations held for sale were as follows:
	2008	2007

Net earnings (loss) from operations held for sale	$8,512	$(326)
Adjustments for:
Depreciation, depletion, and accretion	619	968
Asset retirement obligation change in estimate	(232)	-
Gain on sale of assets	(6,465)	-
Decrease (increase) in receivables	284	(1)
Decrease in prepaids	71	97
Increase (decrease) in payables and accrued liabilities	(453)	163
	$2,336	$901

Details of the Company’s oil and natural gas property, plant and equipment are as follows:

		Accumulated			Accumulated
		depreciation,			depreciation,
		depletion and	2008		depletion and	2007
	Cost	write-downs	Net	Cost	write-downs	Net

Property acquisition and drilling costs	$11,533	$9,230	$2,303	$14,808	$10,875	$3,933
Gas plant and production equipment	6,561	4,149	2,412	11,987	6,821	5,166
	$18,094	$13,379	$4,715	$26,795	$17,696	$9,099

During the second quarter of 2008, in exchange for one third of the Company’s working interest in its Alberta oil and natural gas assets, the Company eliminated the 70 percent overriding royalty on the associated production.

8. Investments:

	2008	2007

Available-for-sale securities, beginning of year	$1,140	$1,428
Transition adjustment(1)	-	463
Acquisition of available-for-sale securities	73	30
Disposal of available-for-sale securities	(379)	(13)
Mark-to-market loss for the year	(227)	(768)
Available-for-sale securities, end of year	$607	$1,140
(1) Effective January 1, 2007, the Company adopted CICA Handbook Section 3855, Financial Instruments.  In accordance with this section, the Company designated its investments as available-for-sale securities and realized a transition adjustment of $463,000 representing the unrealized gain on these investments at January 1, 2007.

By holding these investments, the Company is exposed to various risk factors including market price risk and liquidity risk.

9. Restricted Promissory Notes and Royalty Obligations:

(a) In December 2007, the Company entered into a Royalty Agreement (“2007 Agreement”) with Red Mile Resources No. 11 Limited Partnership (“Red Mile No. 11”) whereby the Company sold a “Royalty” on a portion of the gold production at its Seabee operations; this agreement lasts the shorter of 10 years or the life of the Seabee operations. The Company received cash of $28,955,250 which included royalty income of $25,624,000, indemnity fees of $1,355,382 and interest income of $1,975,868.

Under the terms of the 2007 Agreement, the Company is required to make Royalty payments at fixed amounts per ounce of gold produced; these amounts can vary between CDN $35.17 to $147.05 per ounce over the remaining term of the 2007 Agreement. In addition, the Company granted Red Mile No. 11 a Net Profits Interest (NPI) of 3.50 percent, 3.70 percent or 3.90 percent in years 2013 through 2017, payable only if each day's price of gold in any of those calendar years is equal to or greater than CDN $1,250, $1,500 or $1,675 per ounce, respectively.

$25,625,000 of the cash received was placed with a financial institution; in return, the Company received a restricted promissory note.  The restricted promissory note earns interest at 7 percent, payable annually, and matures on February 15, 2017. Interest and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments and any interest expense.

Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership units of Red Mile No. 11, effectively terminating the 2007 Agreement, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of the 2007 Agreement.

On the balance sheet, the royalty payment received from Red Mile No. 11 is included in "Royalty Obligations". These amounts are treated as debt and bear interest which is included in interest expense. The indemnity fee and interest income of $1,355,382 and $1,975,868 received by the Company are included in "Deferred Revenue" on the balance sheet and are being recognized in income over the life of the 2007 Agreement.

(b) In December 2006, the Company entered into a Royalty Agreement (“2006 Agreement”) with Red Mile Resources No. 8 Limited Partnership (“Red Mile No. 8”) whereby the Company sold a “Royalty” on a portion of the gold production at its Seabee operations; this agreement lasts the shorter of 10 years or the life of the Seabee operations. The Company received cash of $39,200,000 which included royalty income of $35,000,000, indemnity fees of $436,000 and interest income of $3,764,000.

Under the terms of the 2006 Agreement, the Company is required to make Royalty payments at fixed amounts per ounce of gold produced; these amounts can vary between CDN $40.82 to $198.95 per ounce over the remaining term of the agreement.  In addition, the Company granted Red Mile No. 8 a Net Profits Interest (NPI) of 3.75 percent, 4.00 percent or 4.25 percent in years 2012 through 2016, payable only if each day’s price of gold in any of those calendar years is greater than CDN $975, $1,175 or $1,375 per ounce, respectively.

$35,000,000 of the cash received was placed with a financial institution; in return, the Company received a restricted promissory note. The restricted promissory note earns interest at 7 percent, payable annually, and matures on February 15, 2016.  Interest and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments and any interest expense.

Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership units of Red Mile No. 8, effectively terminating the 2006 Agreement, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of the 2006 Agreement.

On the balance sheet, the royalty payment received from Red Mile No. 8 is included in “Royalty Obligations”.  These amounts are treated as debt and bear interest which is included in interest expense.  The indemnity fee and interest income of $436,000 and $3,764,000 received by the Company are included in “Deferred Revenue” on the balance sheet and are being recognized in income over the life of the 2006 Agreement.

(c) In December 2005, the Company entered into a Royalty Agreement (“2005 Agreement”) with Red Mile Resources No. 7 Limited Partnership (“Red Mile No. 7”) whereby the Company sold a “Royalty” on a portion of the gold production at its Seabee operations; this agreement lasts the shorter of 10 years or the life of the Seabee operations. The Company received cash of $15,680,000 which included royalty income of $14,000,000, indemnity fees of $907,000 and prepaid interest of $773,000.

Under the terms of the 2005 Agreement, the Company is required to make Royalty payments at fixed amounts per ounce of gold produced; these amounts can vary between CDN $14.93 to $112.45 per ounce over the remaining term of the 2005 Agreement.  In addition, the Company granted Red Mile No. 7 a Net Profits Interest (NPI) of 1.00 percent, 2.00 percent or 3.00 percent in years 2011 through 2015, payable only if each day’s price of gold in any of those calendar years is greater than CDN $875, $1,075 or $1,275 per ounce, respectively.

$14,000,000 of the cash received was placed with a financial institution; in return, the Company received a restricted promissory note. The restricted promissory note earns interest at 6 percent, payable annually, and matures on February 15, 2015.  Interest and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments and any interest expense.

Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership units of Red Mile No. 7, effectively terminating the 2005 Agreement, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of the 2005 Agreement.

On the balance sheet, the royalty payment received from Red Mile No. 7 is included in “Royalty Obligations”.  These amounts are treated as debt and bear interest which is included in interest expense.  The indemnity fee of $907,000 received by the Company is included in “Deferred Revenue” on the balance sheet and is being recognized in income over the life of the 2005 agreement.  The prepaid interest of $773,000 received by the Company was deferred and recorded as income in 2006.

(d) In December 2004, the Company entered into a Royalty Agreement (“2004 Agreement”) with Red Mile Resources No. 3 Limited Partnership (“Red Mile No. 3”) whereby the Company sold a “Royalty” on a portion of the gold production at its Seabee operations; this agreement lasts the shorter of 10 years or the life of the Seabee operations. The Company received cash of $8,018,000 which included royalty income of $7,112,000, indemnity fees of $625,000 and prepaid interest of $281,000.

Under the terms of the 2004 Agreement, the Company is required to make Royalty payments at fixed amounts per ounce of gold produced; these amounts can vary between CDN $11.62 to $24.53 per ounce over the remaining term of the 2004 Agreement.  In addition, the Company granted Red Mile No. 3 a Net Profits Interest (NPI) of 2.50 percent, 3.00 percent or 4.00 percent in years 2010 through 2014, payable only if each day’s price of gold in any of those calendar years is greater than CDN $800, $900 or $1,200 per ounce, respectively.

$6,982,000 of the cash received was placed with a financial institution; in return, the Company received a restricted promissory note. The restricted promissory note earns interest at 6 percent, payable annually, and matures on December 10, 2014.  Interest and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments and any interest expense.

Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership units of Red Mile No. 3, effectively terminating the 2004 Agreement, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of the 2004 Agreement.

On the balance sheet, the royalty payment received from Red Mile No. 3 is included in “Royalty Obligations”.  These amounts are treated as debt and bear interest which is included in interest expense.  The indemnity fee of $625,000 received by the Company is included in “Deferred Revenue” on the balance sheet and is being recognized in income over the life of the 2004 agreement.  The prepaid interest of $281,000 received by the Company was deferred and recorded as income in 2005.

(e) In accordance with CICA Accounting Guideline (“AcG”) 15 - “Consolidation of Variable Interest Entities” and EIC 157 - “Implicit Variable Interests under AcG 15”, the Company has determined that these Red Mile Limited Partnerships are variable interest entities for which the Company holds variable interests. However, as the Company is not the primary beneficiary under these arrangements, it is not required to consolidate these entities.

The following supplemental schedules present the effects of the Red Mile Agreements on the Restricted Promissory Note, Royalty Obligation, and Deferred Revenue balances presented in the Company’s consolidated balance sheets:

Restricted Promissory Note Schedule

	2008	2007

Balance, beginning of year	$81,606	$55,982
Additions	-	25,624
Net interest	332	-
Balance, end of year	$81,938	$81,606

Royalty Obligation Schedule

	2008	2007

Balance, beginning of year	$82,779	$56,496
Net additions	-	26,283
Net interest	351	-
Balance, end of year	$83,130	$82,779

Schedule of prepaid interest, indemnification fees and loan agreement fees

	2008	2007

Balance, beginning of year	$8,260	$5,455
Indemnification fees	-	1,355
Prepaid interest and fees received	-	1,976
Indemnification fee income recognized	(311)	(189)
Recognition of loan fees and prepaid interest	(658)	(337)
Balance, end of year	7,291	8,260
Less: current portion (Note 12)	(857)	(969)
	$6,434	$7,291

10. Demand Loans:

The Company has a $3,500,000 operating line of credit which bears interest at prime plus 1.25 percent.  These funds are available for general corporate purposes. At December 31, 2008 and December 31, 2007, the Company had not drawn on the bank line.

	2008	2007

Demand loan, repayable in monthly payments of $96,514 including interest at 5.99 percent, due February 2010.	$1,302	$2,348
Demand loan, repayable in monthly payments of $83,333 plus interest at bank prime plus 1.5 percent, due August 2011	2,667	3,667
	$3,969	$6,015

The demand loans are secured by a general security agreement covering all assets of the Company, excluding oil and gas assets in Alberta.

11. Debenture:

On June 30, 2008, the Company completed its debenture offering for gross proceeds of $18.1 million.  The debenture features a 12 percent interest rate, five year term with monthly interest only payments.  Debenture holders are entitled to warrants in the amount of 10 percent of the debenture purchase.  Each warrant will entitle the holder to acquire one common share at the exercise price of $1.60 per common share for a period of five years from the date of closing.  The fair value of the warrants associated with the debenture on the date of issuance was $550,000.  This amount is reflected in share capital.

The Company incurred $1.7 million of issue costs associated with the completion of this debenture offering.  Pursuant to Company policy, these costs reduce the carrying value of the debenture and will be amortized using the effective interest rate method at an effective rate of 14.7 percent over the five year term of the liability.

	2008	2007

Debenture payable	$18,095	$-
Less:
Debt issue costs	(1,123)	-
Warrant valuation	(550)	-
	16,422	-
Add: Amortization of debt issue costs	153	-
	$16,575	$-

The debenture is secured by a general security agreement covering all of the Company's assets and contains early retraction and redemption provisions.  The general security interest, excluding the Alberta oil & natural gas assets, is subordinated to all bank debt.

12. Other Liabilities:

	2008	2007

Current portion of:
Deferred revenue (Note 9)	$857	$969
Obligations under capital lease (Note 13)	1,450	918
	$2,307	$1,887

13. Obligations under Capital Lease:

Obligations under capital lease bear interest between 3.3 percent and 8.0 percent per annum, are due from 2009 to 2012 and are secured by the leased equipment. The estimated principal repayments on the leases are as follows:  2009 - $1,450,000, 2010 - $1,308,000, 2011 - $266,000, and 2012 - $40,000.

14. Asset Retirement Obligations:

The Company’s asset retirement obligations consist of reclamation and closure costs for both mineral and oil & natural gas properties. The present value of obligations relating to mineral properties is currently estimated at $2,758,000 (2007 - $2,566,000) and was determined using a 7.5 percent discount rate and expected payment of future obligations of $5.4 million over the next 5 to 10 years. The present value of obligations relating to  the assets held for sale is currently estimated at $342,000 (2007 - $641,000) and was determined using a 7.5 percent discount rate and expected payment of future obligations of $1.2 million over the next 5 to 35 years. An accretion expense component of $227,000 ($192,000-gold and $35,000-gas assets held for sale) was recorded in 2008, offset by revisions made to the gas assets held for sale obligations, resulting in a decrease in the overall carrying amount of the asset retirement obligations. Changes to the asset retirement obligation during the year are as follows:

	2008	2007

Gold:
Asset retirement obligations, beginning of year	$2,566	$1,890
Accretion expense	192	142
Revisions in estimated future cash out flows	-	534
Asset retirement obligations, end of year	$2,758	$2,566

	2008	2007

Assets held for sale (Note 7):
Asset retirement obligations, beginning of year	$641	$596
Accretion expense	35	45
Revisions in estimated future cash out flows	(334)	-
Asset retirement obligations, end of year	$342	$641

As required by regulatory authorities, the Company has provided letters of credit as security for reclamation related to the Madsen and Seabee properties in the amounts of $658,000 (2007 - $658,000) and $1,619,000 (2007 - $1,619,000), respectively. As security for these letters of credit, the Company has provided investment certificates in the amount of $2,277,000 (2007 - $2,277,000). The Company has also deposited $142,000 (2007 - $112,000) for its reclamation obligations on certain of its assets held for sale.

	2008	2007

Gold:
Deposits for reclamation costs, beginning of year	$2,277	$2,181
Additions	-	96
Deposits for reclamation costs, end of year	$2,277	$2,277

	2008	2007

Assets held for sale (Note 7):
Deposits for reclamation costs, beginning of year	$112	$89
Additions	30	23
Deposits for reclamation costs, end of year	$142	$112

15. Shareholders’ Equity:

AUTHORIZED

The authorized share capital of the Company consists of an unlimited number of common shares and two classes of unlimited preferred shares issuable in series.

The first preferred shares are issuable in series and rank ahead of the second preferred shares and the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the first preferred shares are fixed by the Board of Directors at the time of creation of such series.

The second preferred shares are issuable in series and rank ahead of the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the second preferred shares are fixed by the Board of Directors at the time of creation of such series.

The common shares of the Company are entitled to vote at meetings of the shareholders and, upon dissolution or any other distribution of assets, to receive such assets of the Company as are distributable to the holders of the common shares.

ISSUED AND OUTSTANDING COMMON SHARES

		2008		2007
	Number	Amount	Number	Amount

Beginning of year	96,997,397	$85,591	76,272,791	$56,036
ESPP (a)	114,633	159	122,289	210
Exercise of stock options (b)	-	-	270,000	294
Exercise of warrants (c)	-	-	2,173,533	2,799
Equity issue (d)	-	-	14,375,000	23,000
Flow-through shares (e)	-	-	3,783,784	7,000
Issue costs	-	(100)	-	(2,043)
Tax effect of flow-through shares	-	(2,240)	-	(1,705)
Fair value of warrants issued (f)	-	550	-	-
End of year	97,112,030	$83,960	96,997,397	$85,591

(a) EMPLOYEE SHARE PURCHASE PLAN (“ESPP”)

The ESPP was established to encourage employees to purchase Company common shares. Under the plan, eligible employees may contribute up to 5 percent of their basic annual salary and the Company shall contribute common shares in an amount equal to 50 percent of the employee’s contribution. Shares of the Company are issued to employees based on a weighted average market price over a specific period. During 2008, the Company issued 114,633 common shares (2007 - 122,289) for $159,000 (2007 - $210,000) pursuant to this plan. The maximum number of common shares of the Company available for issue under this ESPP is 10 percent of the Company’s common shares outstanding.

(b) SHARE OPTION PLAN

The Company has established a stock option plan under which options may be granted to directors, officers, key employees and consultants.  The maximum number of common shares available for option under the stock option plan is 9 percent of the Company’s common shares outstanding. Options granted have an exercise price of the prior day’s closing price of the common shares on the stock exchange on which the shares are traded. The majority of the options granted vest over two years and expire 10 years from the date of the grant of the option.

For director and employee options outstanding at December 31, 2008 and 2007, weighted average exercise prices are as follows:

	2008	Average	2007	Average
	Options	Price	Options	Price

Beginning of year	3,636,667	$1.27	3,380,000	$1.17
Options granted	583,000	0.92	925,000	1.63
Options exercised	-	-	(270,000)	0.81
Options lapsed	(678,332)	1.38	(398,333)	1.64

End of year	3,541,335	$1.19	3,636,667	$1.27

For director and employee options outstanding at December 31, 2008, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

		Weighted Average
		Per Share
Options Price	Number	Exercise Price	Remaining Life

$0.34-$1.02	1,092,668	$0.67	5.67 years
$1.11-$1.47	1,490,333	1.25	4.09 years
$1.54-$2.10	958,334	1.69	7.89 years

	3,541,335	$1.19	5.60 years

The fair value of stock options granted in the year was estimated using the Black-Scholes option pricing model with assumptions of a six year weighted average expected option life, no expected forfeiture rate, 47 percent to 56 percent volatility (2007 - 47 percent to 60 percent) and interest rates ranging from 2.80 percent to 3.69 percent (2007 - 3.96 percent to 4.70 percent). In 2008, the compensation expense recognized in respect of stock options was $449,000 (2007 - $592,000).

(c) EQUITY ISSUE

During 2005, the Company completed a private placement consisting of a total of 4,023,100 units, issued at a price of $1.00 per unit, and a total of 4,547,273 common shares, issued on a flow-through basis at a price of $1.10 per common share, for gross proceeds of $9,025,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole purchase warrant entitled the holder, upon exercise at any time up to and including June 23, 2007 and upon payment of $1.20, to subscribe for one common share. In partial consideration of services provided to the Company in connection with the offering, the Underwriters were issued broker options entitling them to purchase up to an aggregate of 201,155 broker units at any time up to and including June 23, 2007 at a price of $1.10 per broker unit. Each broker unit consisted of one common share and one-half of a broker warrant. Each whole broker warrant entitled the holder to subscribe for one common share for a period up to and including June 23, 2007 at an exercise price of $1.30.  At December 31, 2007 there were no warrants outstanding.

(d) EQUITY ISSUE

During 2007, the Company completed an equity issue consisting of 12,500,000 common shares at a price of  $1.60 per share, for proceeds of $20,000,000.  In addition, the Underwriters of the offering exercised the over-allotment option to purchase an additional 1,875,000 common shares a price of $1.60 per share for additional gross proceeds of $3,000,000, resulting in the  aggregate issuance under the offering of 14,375,000 common shares of the Company for aggregate gross proceeds of $23,000,000.

(e) FLOW-THROUGH SHARES

During 2007, the Company completed a non-brokered private placement consisting of a total of 3,783,784 common shares, issued on a flow-through basis, at a price of $1.85 per share, for proceeds of $7,000,000.  The Company was required to expend $7,000,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2008.  The Company completed all required expenditures by December 31, 2008.

(f) DEBENTURE ISSUE

During 2008, the Company completed a debenture offering for gross proceeds of $18.1 million.  Debenture holders received warrants in the amount of 10 percent of the debenture purchase.  Each warrant entitles the holder to acquire one common share at the exercise price of $1.60 per common share for a period of five years from the date of closing.  The fair value of the warrants associated with the debenture on the date of issue was $550,000.  This amount is reflected in share capital.

16. Interest and Other:

	2008	2007

Interest on long term debt	$1639	$506
Other interest expense	5,509	3,722
Interest capitalized to mineral properties	(605)	-
Interest and other income	(5,218)	(4,341)
Interest and other	$1,325	$(113)

17. Income Taxes:

The significant components of future income tax assets are as follows:

	2008	2007
Future income tax assets:
Mineral properties(1)	$(724)	$(369)
Asset retirement obligations	837	866
Share issue costs	369	604
Royalty obligation(1)	22,445	22,350
Deferred revenue	1,968	2,230
Future income tax assets before valuation allowance	24,895	25,681
Valuation allowance	(24,895)	(25,681)
Future income tax assets	$-	$-

(1)  Reflects impact of Royalty Agreements and utilization of mineral tax pools as disclosed in Note 9.

The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:
	2008	2007

Earnings (loss) before income taxes	$(1,857)	$(8,672)
Combined federal and provincial tax rate	32%	36%
Expected tax expense (recovery)	(594)	(3,122)
Increase (decrease) in taxes resulting from:
Other permanent differences	119	271
Effect of change in effective tax rates	(276)	4,149
Valuation allowance	(1,489)	(3,003)
	$(2,240)	$(1,705)

18. Per Share Amounts:

The calculation of earnings (loss) per share have been calculated based on the weighted average number of shares outstanding during the year ended December 31, 2008 of 97,099,782 shares (2007 - 88,295,773 shares).

	2008	2007

Basic earnings (loss) per share:
Net earnings (loss) available to common shareholders	$383	$(6,967)
Weighted average number of common shares outstanding	97,100	88,296
Basic net earnings (loss) per share	$0.00	$(0.08)

Diluted earnings (loss) per share:
Net earnings (loss) available to common shareholders	$383	$(6,967)
Weighted average number of common shares outstanding	97,100	88,296
Dilutive effect of stock options	201	-
Weighted average number of common shares outstanding	97,301	88,296
Diluted net earnings (loss) per share	$0.00	$(0.08)

In 2008, the net effect of applying the treasury-stock method to the weighted average number of shares outstanding included the dilutive effect of 666,000 share options.  Excluded from the computation of diluted (loss) earnings per share were:

i) options outstanding on 2,875,335 shares with an average exercise price greater than the average market price of the Company’s common shares; and

ii) options and warrants that were anti-dilutive.

19. Financial Instruments:

The Company is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities.  The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy.

The Company’s Audit Committee oversees Management’s compliance with the Company’s financial risk management policy, approves financial risk management programs, and receives and reviews reports on management compliance with the policy.

The types of risk exposures and the way in which such exposures are managed are as follows:

Credit Risk - The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, receivables, and commodity and currency instruments.  The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents and reclamation deposits with high-credit quality financial institutions.  Sales of commodities are to entities considered to be credit worthy. The Company does not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk - The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents.  The Company believes operating cash flows will be sufficient to fund the continued exploration at Madsen and ongoing capital improvements at the Seabee properties.  The Company intends to continue divesting its non core assets, the proceeds of which may decrease the need for additional capital to be raised through equity issues.  The Company’s cash is invested in business accounts with quality financial institutions and which is available on demand for the Company’s programs.

		Payments/Commitments due by period

	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Contractual Obligation

Demand loans	3,969,000	2,110,000	1,859,000	-	-
Interest on demand loans	297,000	197,000	100,000	-	-
Debenture	18,095,000	-	-	18,095,000	-
Debenture interest	9,534,600	2,171,400	4,342,800	3,020,400	-
Capital lease obligation	3,064,000	1,450,000	1,574,000	40,000	-
Office lease	73,000	73,000	-	-	-
Royalty payments(1)	53,288,000	5,518,000	11,405,000	12,736,000	23,629,000
Royalty obligations(1)	83,130,000	-	-	-	83,130,000
	171,450,600	11,519,400	19,280,800	33,891,400	106,759,000

Market Risk - The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk.  These are discussed further below:

Foreign exchange risk - The Company’s revenues from the production and sale of gold are denominated in US dollars.  However, the Company’s operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars.  The results of the Company’s operations are subject to currency risks.  The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements.  The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact on the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholder’s equity.

To manage risks associated with changes in foreign currency, the Company may use foreign currency derivative instruments.  For a $0.01 movement in the US$/CDN$ exchange rate, gold earnings and cash flow will have a corresponding movement of $0.4 million, or $0.00 per share.

Interest rate risk - In respect to the Company’s financial assets, the interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents, reclamation deposits, and debt.  In respect to financial liabilities, one of the Company’s demand loans carries a floating interest rate with the balance of Company debt at fixed interest rates. The Company chooses to fix its interest costs to avoid variations in cash flows.  Due to the greater proportion of fixed rate debt, a 1% change in interest rates would not materially impact earnings or cash flows.

Commodity price risk - The value of the Company’s mineral resources is related to the price of gold and the outlook for this mineral.  Gold prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.  The profitability of the Company’s operations is highly correlated to the market price of gold.  If the gold price declines below the cost of production at the Company’s mines, for a prolonged period of time, it may not be economically feasible to continue production.

To manage risks associated with changes in gold price, the Company may use gold derivative instruments. For a US $10 movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $0.5 million, or $0.00 per share.

Fair Value - The Company has various financial instruments comprised of cash and cash equivalents, receivables, restricted promissory notes, reclamation deposits, accounts payable and accrued liabilities and short term debts.

The carrying amounts and fair values of financial assets and liabilities are as follows:

	December 31		December 31
	2008		2007
	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value

Loans and receivables
Accounts receivable(1)	275	275	2,350	2,350
Interest receivable on restricted promissory note(1)	4,830	4,830	3,294	3,294
Restricted promissory note(2)	n/a	n/a	n/a	n/a
Available-for-sale financial assets
Investments (3)	607	607	1,140	1,140
Held-for-trading
Cash and cash equivalents(1)	8,390	8,390	2,628	2,628
Reclamation deposits(1)	2,277	2,277	2,277	2,277
Other financial assets
Assets held for sale (Note 7)(1)	912	912	1,166	1,166
Other financial liabilities
Demand loans(1)	3,969	3,969	6,015	6,015
Payables and accrued liabilities(1)	5,794	5,794	4,146	4,146
Liabilities related to assets held for sale (Note 7)(1)	732	732	1,185	1,185
Interest payable on royalty obligations(1)	4,709	4,709	3,205	3,205
Debenture	16,575	18,095	-	-
(1) Due to the nature and/or short maturity of these financial instruments, carrying value approximated fair value
(2)The cash flows associated with the restricted promissory notes and royalty obligations match.  Due to the lack of comparable market information, the fair value of these instruments is not determinable
(3)  Based on quoted market prices

20. Capital Disclosures:

The Company’s objective when managing its capital is to safeguard its ability to continue as a going concern so that it can continue to provide adequate returns to shareholders and benefits to other stakeholders.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets or incur debt.  The Company is not subject to externally imposed capital requirements.

The Company utilizes a combination of short-term and long term debt and equity to finance its operations and exploration.  The Company’s capital structure at December 31, 2008 was as follows:

	2008	2007

Operating line of credit (Note 10)	$-	$-
Demand loan # 1 (Note 10)	1,302	2,348
Demand loan # 2 (Note 10)	2,667	3,667
Debenture (Note 11)	16,575	-
Total debt	20,544	6,015
Less: cash and cash equivalents	8,390	2,628
Net debt	12,154	3,387
Shareholders’ equity	87,072	88,107
Total capital	$99,226	$91,494

The Company is bound by and has met all covenants on these credit facilities.

21. Comparative Figures:

Certain of prior years’ balances have been reclassified to conform to the current year’s financial statement presentation.

22. Subsequent Event:

On March 23, 2009, the Company entered into a private placement offering consisting a total of 8,599,100 units, issued at a price of $0.75 per unit, and a total of 6,250,000 common shares, issued on a flow-through basis at a price of $0.80 per common share, for gross proceeds of $11,449,325. Each unit consists of one common share and one-half of one common sahre purchase warrant. Each whole purchase warrant entitles the holder, upon exercise for a period 18 moths following the closing date and upon payment of $0.90, to subscribe for one common share. With respect to the flow-through share portion of the private placement, the Company is required to expend $5,000,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2010.

JOSEF SPROSS
Chairman

NEIL MCMILLAN
President & Chief Executive Officer

RICK JOHNSON, CA
Vice President Finance & Chief Financial Officer

PHILIP NG, P.ENG.
Vice President Mining Operations

BRIAN SKANDERBEG, P.GEO.
Vice President Exploration

RONALD J. HICKS, CA
Director

TED NIEMAN
Director

J. ROBERT KOWALISHIN, P.ENG.
Director

RAY MCKAY
Director

Claude Resources Inc.

(CRJ - TSX)
(CGR - NYSE Amex)
200, 224 - 4th Avenue South, Saskatoon
Saskatchewan, Canada
S7K 5M5
306.668.7505
306.668.7500 Fax

Incorporation

Canada Business
Corporations Act

Capitalization
and Listings

97,112,030
common shares
outstanding Exempt issuer under
SEC Regulation
12g3-2(b)

Transfer Agent

Valiant Trust Company
Calgary, Canada

Auditors

KPMG LLP
Saskatoon, Canada

Solicitors

MacPherson Leslie & Tyerman
Saskatoon, Canada

Bank

Canadian Western Bank
Saskatoon, Canada

The Annual and Special Meeting of the shareholders of Claude Resources Inc. will be held in Saskatoon at the Sheraton Cavalier Hotel at the Top of the Inn at 10:00 a.m. on Thursday, May 14, 2009.

Shareholders are encouraged to attend. Those unable to attend should complete the form of proxy included with the Management Information Circular and forward it to Valiant  Trust Company at the address specified on the form of proxy for receipt no later than 24 hours before the meeting.

CLAUDE RESOURCES INC.
2008 ANNUAL REPORT

Claude Resources Inc.
200, 224 - 4th Avenue South
Saskatoon, Saskatchewan, Canada, S7K 5M5
P 306.668.7505  F 306.668.7500
www.clauderesources.com
clauderesources@clauderesources.com